CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 1, 2006

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press announcement dated December 1, 2006 regarding the Change of Company Secretary of the Company.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Chief Financial Officer

Dated: December 1, 2006

CITY TELECOM (H.K.) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

CHANGE OF COMPANY SECRETARY

The board of directors (“Board”) of City Telecom (H.K.) Limited (“Company”) announces that Ms. Eva Leung has resigned as the company secretary of the Company with effect from 1 December 2006. Ms. Leung has confirmed that she has no disagreement with the Board and is not aware of any matters in respect of her resignation that need to be brought to the attention of the shareholders of the Company.

The Board further announces that Mr. Lai Ni Quiaque who is currently the Chief Financial Officer and Executive Director has been appointed as the company secretary of the Company with effect from 1 December 2006. Mr. Lai holds a Bachelor of Commerce degree from the University of Western Australia and is a qualified member of the Australian Society of Certified Public Accountants.

The Board would like to express its sincere gratitude to Ms. Leung for all her efforts and valuable contributions to the Group during her tenure of office and the Board wishes her all the very best in her future endeavors.

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

By Order of the Board
Lai Ni Quiaque
Chief Financial Officer, Executive Director and Company Secretary

Hong Kong, 1 December 2006

“Please also refer to the published version of this announcement in South China Morning Post.”